Mark A. Humphrey Vice President and Comptroller	Chevron Corporation 6001 Bollinger Canyon Road San Ramon, California 94583-2324
February 23, 2006
BY ELECTRONIC TRANSMISSION
Ms. Cecilia D. Blye
Mail Stop 5546
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546
Re:	Chevron Corporation Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”) Response Letter dated November 22, 2005 File No. 001-00368
Dear Ms. Blye:
In your letter dated February 2, 2006, you provided comments of the staff (the “Staff”) of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to our letter dated November 22, 2005 (the “Response Letter”), in which we addressed comments of the Staff provided in a letter dated September 29, 2005 concerning the above-captioned report of Chevron Corporation (“Chevron” or the “company”). For your convenience, we have reproduced each of the Staff’s comments from your February letter in italics and indicated our response below each such comment.
1. We note that your website still refers to lubricants operations located in Syria. Please tell us when you anticipate updating your website consistent with your response to prior comment one. In addition, we note that the Department of Energy’s website on Global Energy Sanctions, updated as of July 2004, indicates that you are required to contract with non-American suppliers for replacement parts in connection with your Syrian operations. Please tell us whether you or any affiliate has direct or indirect ties with Syria that involve contracting with non-American suppliers for replacement parts. If you believe that the DOE website refers to Chevron in error, please state so.
As of the date of this letter, the company confirms that it has removed the references to lubricants operations in Syria that appeared on its website.

We have reviewed the discussion of sanctions with respect to Syria located on the Internet website of the Department of Energy (the “DOE”). As noted on page 3 of our Response Letter, the company has no offices, no assets and no employees stationed in Syria. To the extent that the discussion on the DOE’s website may be interpreted to suggest that the company has operations in Syria, we believe it to be in error.
2. We note your response to prior comment one. Please tell us which of the segments identified in the summary of your operations on page 6 or your discussion and analysis of operations beginning on page 26 of your 2004 Annual Report includes your oil trading business.
Our oil trading business is part of our downstream segment. Please refer to page FS-6 of the 2004 Form 10-K for a description of the downstream segment.
3. Please tell us if the purchases of Syrian-origin crude oil from Sytrol and others were subject to, and conducted in compliance with, license requirements or other regulations administered by the Commerce Department’s Bureau of Industry and Security and/or OFAC.
The company confirms that it has been and is in compliance with applicable regulations administered by the Commerce Department’s Bureau of Industry and Security and the Office of Foreign Assets Control of the Department of the Treasury, including license requirements.
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In accordance with your request in your letter, the company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and the opportunity to discuss the company’s operations with you. Please direct any questions related to our response to the undersigned by telephone at (925) 842-3232 or by telecopier at (925) 842-3754.
Very truly yours,
/s/ Mark A. Humphrey
Mark A. Humphrey
cc:	Mr. J. Lopez (Securities and Exchange Commission) Mr. H. R. Schwall (Securities and Exchange Commission) Mr. T. M. Kee (Pillsbury Winthrop Shaw Pittman LLP)